EXHIBIT 4.1
                        1994 INCENTIVE STOCK OPTION PLAN








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                           INCENTIVE STOCK OPTION PLAN
                                       OF
                                MOVIE STAR, INC.


1. Purpose. The purposes of this Incentive Stock Option Plan (the "Plan") are to enable Movie Star, Inc. (the "Company") to more closely align the interests of its employees with the interests of the Company's shareholders, maintain competitive compensation levels and provide an incentive for continuous employment with the
Company.


2. Administration. The Plan shall be administered by the Compensation Committee on Executive Compensation of the Company's Board of Directors (the "Committee"). The Committee shall have the authority, in its sole discretion and from time to time to (i) designate the employees eligible to participate in the Plan; (ii) grant awards provided in the Plan in such form and amount as the Committee shall determine; (iii) impose such limitations, restrictions and conditions upon any such award as the Committee shall deem appropriate; and (iv) interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, and make all other determinations and take all other action necessary or advisable for the implementation and administration of the Plan.


3. Available Shares. The maximum number of shares of Common Stock of the Company which may be issued under the Plan shall be 2,000,000.


4. Qualification Under Section 422 of the Internal Revenue Code of 1986, as amended. The options granted pursuant to the Plan are "incentive stock options" intended to qualify as such under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended ("Incentive Stock Options").


5. Incentive Stock Option Agreement. The grant of an Incentive Stock Option shall be evidenced by a written agreement, executed by the Company and the holder of an Incentive Stock Option in such form and containing such terms not inconsistent with the Plan as the Committee may from time to time determine.




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6.  Incentive  Stock  Option  Price.  The option price per share of Common Stock deliverable upon the exercise of an Incentive Stock Option shall be 100% of the fair market value of a share of Common Stock on the date the Incentive Stock
Option is granted; provided, however, that in the case of an Incentive Stock Option granted to any person then owning more than 10% of the voting power of all classes of the Company's stock, the purchase price per share of Common Stock deliverable upon the exercise of an Incentive Stock Option shall be not less than 110% of the fair market value of the Common Stock on the date the Incentive Stock Option is granted.


7. Term and Exercise. Any Incentive Stock Option granted pursuant to this Plan shall contain provisions, established by the Committee, setting forth the time and manner of exercise of each such Incentive Stock Option. In no event, however, shall any Incentive Stock Option granted to a person owning more than 10% of the voting power of all classes of the Company's stock, by attribution or otherwise, be exercisable by its terms after the expiration of five years from the date of the grant thereof, nor shall any other Incentive Stock Option granted hereunder be exercisable by its terms after the expiration of ten years from the date of the grant thereof.


8. Nontransferability. No award under the Plan shall be assignable or transferable by the recipient thereof, except by will or by the laws of descent and distribution. During the life of the recipient, such award shall be exercisable only by such person.


9. Maximum Amount of Incentive Stock Option Grant. The aggregate fair market value (determined on the date an Incentive Stock Option is granted) of Common Stock subject to exercise by an employee in any calendar year shall not exceed $100,000.


10. Effective Date; Stockholder Approval. The effective date of this Plan is July 15, 1994. At the next regular meeting of the stockholders of the Company, which will occur within 12 months following the date of the adoption of the Plan by the Company's Board of Directors, the Plan will be presented for consideration and approval by the Company's stockholders.





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